Confidential

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Michael Foland

Ms. Barbara Jacobs

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	TuanChe Limited (CIK No. 0001743340)

Response to the Staff’s Comments on the Draft Registration Statement on

Form F-1 Confidentially Submitted on September 19, 2018

Dear Ms. Walsh, Mr. Krikorian, Mr. Foland, and Ms. Jacobs,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 4, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 19, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company currently contemplates to launch the offering, subject to market conditions, in November 2018. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public offering.

austin	beijing	boston	brussels	hong kong	london	los angeles	new york	palo alto

san diego	san francisco	seattle	shanghai	washington, dc	wilmington, de

October 23, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 84

1.	We note your revised disclosure of the amount of cash held in offshore accounts and in China in response to prior comment 1. Please ensure that the updated amounts as of June 30, 2018 reconcile to the amount of cash and cash equivalents on the balance sheet.

In response to the Staff’s comments, the Company has revised the disclosure on pages 90 and 91 of the Registration Statement.

Contractual Obligations, page 87

2.	We note the significant contractual obligation under operating lease agreements related to your auto show venues, which appears to represent a significant increase to your historical venue rental costs. Please revise your discussion in the applicable sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the reasonably expected impact from these commitments on your liquidity, capital resources and results of operations. Refer to Item 5.D of Part I of Form 20-F.

The Company noted a typographical error in the amount of contractual obligation related to its auto show venues. Accordingly, in response to the Staff’s comments, the Company has revised the disclosure on pages 94 and F-96 of the Registration Statement. The Company respectfully submits that it believes that the revised amount of contractual obligations related to its auto show venues no longer represents a significant increase to its historical venue rental costs, and therefore, does not impose a material impact on its liquidity, capital resources and results of operations.

Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-58

3.	Please ensure that your supplemental schedule of noncash investing and financing activities is materially complete. That is, disclose the conversion of the August 2017 Loan plus its accrued interests into Series C-4 preferred shares in June 2018. Refer to ASC 230-10-50-3 and 50-4.

In response to the Staff’s comments, the Company has revised the disclosure on page F-58 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Der Hua You, by telephone at 86-10-6533-2221, or by email at der.hua.you@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

October 23, 2018

Enclosures

cc:	Wei Wen, Chief Executive Officer, TuanChe Limited

Zhihai Mao, Chief Financial Officer, TuanChe Limited

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP

David T. Zhang, Partner, Kirkland & Ellis International LLP